

October 18, 2013

Via E-Mail
Mr. James J. Kohn
Chief Financial Officer
Nevada Gold & Casinos Inc.
133 East Warm Springs Road
Suite 102
Las Vegas, NV 89119

      Re: **Nevada Gold & Casinos Inc.**
                Form 10-K for the year ended April 30, 2013
                Filed May 29, 2013
                File No. 001-15517

Dear Mr. Kohn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief